Exhibit 2.4

TAX MATTERS AGREEMENT

by and among

ECOLAB INC.,

CHAMPIONX HOLDING INC.,

and

APERGY CORPORATION

Dated as of June 3, 2020

ARTICLE V

INDEMNITY OBLIGATIONS

Section 5.1	Indemnity Obligations	20
Section 5.2	Indemnification Payments	21
Section 5.3	Payment Mechanics	21
Section 5.4	Treatment of Payments	22

ARTICLE VI

TAX CONTESTS

Section 6.1	Notice	22
Section 6.2	Control of Tax Contests by Everest	22
Section 6.3	Control of Tax Contests by Newco	22
Section 6.4	Tax Contests	22
Section 6.5	Obligation of Continued Notice	23
Section 6.6	Settlement Rights	23

ARTICLE VII

COOPERATION

Section 7.1	General	24
Section 7.2	Consistent Treatment	24

ARTICLE VIII

RETENTION OF RECORDS; ACCESS

Section 8.1	Retention of Records	24
Section 8.2	Access to Tax Records	25

ARTICLE IX

DISPUTE RESOLUTION

Section 9.1	Dispute Resolution Mechanics	25

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1	Certain Provisions Incorporated By Reference	26
Section 10.2	Successors	26
Section 10.3	Conflicting Agreements	26
Section 10.4	Interest on Late Payments	26

ii

EXHIBITS

Exhibit A	ATOB Entities

iii

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”), dated as of June 3, 2020, is by and among Ecolab Inc. (“Everest”), a Delaware corporation, ChampionX Holding Inc. (“Newco”), a Delaware corporation and wholly owned subsidiary of Everest, and Apergy Corporation (“Athena”), a Delaware corporation. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 1.1.

RECITALS

WHEREAS, as of the date hereof, Everest is the common parent of an affiliated group of domestic corporations that has elected to file consolidated U.S. federal Income Tax Returns and, as a result of the Distribution, neither Newco nor any of its Subsidiaries will be a member of such group after the close of the Distribution Date;

WHEREAS, the Board of Directors of Everest has determined that it is advisable and in the best interests of Everest and Everest’s stockholders to separate the Newco Business from the other businesses of Everest and to divest the Newco Business in the manner contemplated by the Distribution Agreement and Merger Agreement;

WHEREAS, in order to effect such separation, Everest and Newco have entered into the Distribution Agreement pursuant to which and on the terms and subject to the conditions set forth therein, Everest will undertake the Internal Restructuring and effect the Newco Contribution and, in exchange for the Newco Contribution, Newco shall (i) issue to Everest additional shares of Newco Common Stock and (ii) pay Everest the Cash Payment;

WHEREAS, following the completion of the Internal Restructuring, the Newco Contribution and the payment of the Cash Payment, Everest shall own all of the issued and outstanding shares of Newco Common Stock and shall effect the distribution of all of such outstanding Newco Common Stock to the holders of Everest Common Stock on the terms and subject to the conditions set forth in the Distribution Agreement;

WHEREAS, the Parties contemplate that, pursuant to the Merger Agreement, immediately after the Distribution and at the Effective Time, Merger Sub shall be merged with and into Newco, with Newco surviving the Merger as a wholly owned subsidiary of Athena, and the Newco Common Stock shall be converted into the right to receive shares of common stock of Athena on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, for U.S. federal income tax purposes (i) the Newco Contribution and the Distribution, taken together, are intended to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, (ii) the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) each of the Distribution Agreement and Merger Agreement constitute “a plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, Everest has received the Dutch Tax Ruling and Swiss Tax Ruling; and

WHEREAS, the Parties desire to (a) provide for the payment of Tax liabilities and entitlement to refunds thereof, allocate responsibility for, and cooperation in, the filing of Tax Returns, and provide for certain other matters relating to Taxes and (b) set forth certain covenants and indemnities relating to the preservation of the Intended Tax Treatment of the Transactions.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 General. As used in this Agreement, the following terms shall have the following meanings:

“Active Business” shall mean the business conducted by each of the ATOB Entities as of the applicable distribution date as listed on Exhibit A.

“Adjustment” shall mean an adjustment of any item of income, gain, loss, deduction, credit or any other item affecting Taxes of a taxpayer pursuant to a Final Determination.

“Affiliate” shall have the meaning set forth in the Distribution Agreement.

“Agreement” shall have the meaning set forth in the preamble hereto.

“Athena” shall have the meaning set forth in the preamble hereto.

“Athena Financing” shall have the meaning set forth in the Merger Agreement.

“Athena Group” shall have the meaning set forth in the Distribution Agreement.

“ATOB Entities” shall mean the entities listed on Exhibit A.

“Cash Payment” shall have the meaning set forth in the Distribution Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Parent” shall mean the “common parent corporation” of an “affiliated group” (in each case, within the meaning of Section 1504 of the Code) filing a U.S. federal consolidated Income Tax Return.

“Contract” shall have the meaning set forth in the Merger Agreement.

“Controlling Party” shall mean, with respect to a Tax Contest, the Party entitled to control such Tax Contest pursuant to Section 6.2, Section 6.3 or Section 6.4 of this Agreement.

“Dispute” shall have the meaning set forth in Section 9.1 of this Agreement.

“Distribution” shall have the meaning set forth in the Distribution Agreement.

“Distribution Agreement” shall mean the Separation and Distribution Agreement, by and among Everest, Newco and Athena, dated as of December 18, 2019.

“Distribution Date” shall have the meaning set forth in the Distribution Agreement.

“Dutch Tax Ruling” shall mean an advance tax ruling from the Tax and Customs Administration of the Netherlands addressing the Dutch tax consequences of certain aspects of the Transactions.

“Dutch Tax Ruling Request” shall mean any letter filed by Everest (or any of its Affiliates) with the Tax and Customs Administration of the Netherlands requesting an advance tax ruling regarding certain Dutch tax consequences of the Transactions and any amendment or supplement to such Dutch Tax Ruling Request letter.

“Entity” shall have the meaning set forth in the Merger Agreement.

“Everest” shall have the meaning set forth in the preamble hereto.

“Everest Common Stock” shall have the meaning set forth in the Distribution Agreement.

“Everest Consolidated Tax Return” shall mean the U.S. federal Income Tax Return required to be filed by Everest as the Common Parent.

“Everest Controlled Tax Contests” shall have the meaning set forth in Section 6.2 of this Agreement.

“Everest Group” shall mean Everest and each Entity that is a Subsidiary of Everest (other than Newco and any other member of the Newco Group).

“Everest Retained Business” shall have the meaning set forth in the Distribution Agreement.

“Everest Wholly Owned Group” shall mean Everest and each Entity that is a direct or indirect wholly owned Subsidiary of Everest (“wholly owned” determined as of immediately after the Separation Effective Time, treating all of the transactions in the Separation Plan as having occurred by such time).

“Effective Time” shall have the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” shall have the meaning set forth in the Distribution Agreement.

“Employment Taxes” shall mean those Liabilities (as defined in the Distribution Agreement) for Taxes which are allocable pursuant to the provisions of the Employee Matters Agreement.

“Final Determination” shall mean the final resolution of liability for any Tax for any taxable period, by or as a result of (a) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed, (b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the Legal Requirement of other jurisdictions, which resolves the entire Tax liability for any taxable period, (c) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax, or (d) any other final resolution, including by reason of the expiration of the applicable statute of limitations or the execution of a pre-filing agreement with the IRS or other Taxing Authority.

“Final Tax Amount” shall have the meaning set forth in the Distribution Agreement.

“Group” shall mean either the Newco Group or the Everest Group, as the context requires.

“Income Tax” shall mean any federal, state, local or Non-U.S. Tax determined by reference to income, gains, net worth, gross receipts, or any Taxes imposed in lieu of such a Tax.

“Incremental Separation Taxes” shall mean any and all Separation Taxes in excess of those Separation Taxes that would have been imposed on the Separation and Internal Restructurings had the Transactions been consummated in accordance with the Separation Plan but the Merger was not consummated, excluding any such Taxes resulting from (a) the provision of any guarantees or collateral in connection with the consummation of the Transactions under the Newco Financing and/or the Athena Financing (or any other financing permitted under Section 5.14 of the Merger Agreement) or any other transactions or actions required to be taken pursuant to such financing in connection with the consummation of the Transactions or (b) any payment required pursuant to the terms of any Contract with respect to such financing (excluding any prepayment required as a result of an action taken by a member of the Athena Group or the Newco Group).

“Indemnifying Party” shall have the meaning set forth in Section 5.2 of this Agreement.

“Indemnitee” shall have the meaning set forth in Section 5.2 of this Agreement.

“Intended Tax Treatment” shall mean the qualification of the Transactions for the intended tax treatment, including as set forth in the Swiss Tax Ruling, Dutch Tax Ruling, any Tax Opinion or the Separation Plan.

“Internal Restructuring” shall have the meaning set forth in the Distribution Agreement.

“IRS” shall have the meaning set forth in the Merger Agreement.

“Intended Tax Treatment Tax Contests” shall have the meaning set forth in Section 6.4 of this Agreement.

“Legal Requirement” shall have the meaning set forth in the Merger Agreement.

“Merger” shall have the meaning set forth in the preamble hereto.

“Merger Agreement” shall have the meaning set forth in the Distribution Agreement.

“Newco” shall have the meaning set forth in the preamble hereto.

“Newco Business” shall have the meaning set forth in the Distribution Agreement.

“Newco Canada 1” shall mean ChampionX Canada ULC, an unlimited liability company formed under the laws of the Province of Alberta.

“Newco Canada 2” shall mean ChampionX Holdings 1 ULC, an unlimited liability company formed under the laws of the Province of British Columbia.

“Newco Common Stock” shall have the meaning set forth in the Distribution Agreement.

“Newco Contribution” shall have the meaning set forth in the Distribution Agreement.

“Newco Controlled Tax Contests” shall have the meaning Section 6.3 of this Agreement.

“Newco Financing” shall have the meaning set forth in the Merger Agreement.

“Newco Group” shall mean Newco and each Entity that will be a Subsidiary of Newco as of immediately after the Separation Effective Time.

“Newco JV Entity” shall mean an Entity that is a member of the Newco Group but is not a member of the Newco Wholly Owned Group.

“Newco Sub 1” shall mean ChampionX U.S. 3 Inc., a corporation formed under the laws of Delaware.

“Newco Sub 2” shall mean ChampionX Gulf Ltd., a limited company formed under the laws of the Bailiwick of Jersey.

“Newco Wholly Owned Group” shall mean Newco and each Entity that is a direct or indirect wholly owned Subsidiary of Newco (“wholly owned” determined as of immediately after the Separation Effective Time, treating all of the transactions in the Separation Plan as having occurred by such time).

“Non-Controlling Party” shall mean, with respect to a Tax Contest, the Party that is not entitled to control such Tax Contest pursuant to Section 6.2, Section 6.3 or Section 6.4 of this Agreement.

“Non-U.S. Tax” shall mean any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession.

“Parties” shall mean the parties to this Agreement.

“Past Practices” shall have the meaning set forth in Section 3.6 of this Agreement.

“Person” shall have the meaning set forth in the Merger Agreement.

“Post-Distribution Period” shall mean any taxable period (or portion thereof) beginning after the Distribution Date, including for the avoidance of doubt, the portion of any Straddle Period beginning after the Distribution Date.

“Post-Distribution Ruling” shall mean a favorable private letter ruling from a Taxing Authority (including the IRS) to the effect that a transaction will not affect the Intended Tax Treatment.

“Pre-Distribution Period” shall mean any taxable period (or portion thereof) ending on or before the Distribution Date, including for the avoidance of doubt, the portion of any Straddle Period ending at the end of the day on the Distribution Date.

“Preparing Party” shall mean, with respect to a Tax Return, the Party that is required to prepare and file any such Tax Return pursuant to this Agreement.

“Proposed Acquisition Transaction” shall mean a transaction or series of transactions (or any agreement, understanding, arrangement or substantial negotiations, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, or any other Treasury Regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by Newco or Athena management or shareholders, is a hostile acquisition, or otherwise, as a result of which Newco or Athena (or any successor thereto) would merge or consolidate with any other Entity or as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, from Newco or Athena (or any successor thereto) and/or one or more holders of Newco Common Stock or Athena stock (as the case may be), any amount of stock of Newco or Athena, that would, when combined with any other direct or indirect changes in ownership of the stock of Newco or Athena pertinent for purposes of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder (including the Merger), comprise forty (40) percent or more of (i) the value of all outstanding shares of Newco or Athena as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of Newco or Athena as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by Newco or Athena of, or the issuance of stock pursuant to, a shareholder rights plan or (ii) issuances by Newco or Athena that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d). For the avoidance of doubt, Proposed Acquisition Transaction shall not include acquisitions of Newco or Athena stock that satisfy Safe Harbor VII (related to public trading) of Treasury Regulations Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, (i) any recapitalization or other transaction resulting in a shift of voting power shall be treated as an indirect acquisition of shares of stock by the shareholders experiencing an increase in voting power as a result of such recapitalization or other transaction and (ii) any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted accordingly. Any clarification of, or change in, the statute or Treasury Regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation. For the avoidance of doubt, the Merger shall not constitute a Proposed Acquisition Transaction.

“Reasonable Basis” shall mean reasonable basis within the meaning of Section 6662(d)(2)(B)(ii)(II) of the Code and the Treasury Regulations promulgated thereunder (or such other level of confidence required by the Code at that time to avoid the imposition of penalties).

“Refund” shall mean any refund, reimbursement, offset, credit, or other similar benefit in respect of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied against other Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, that the amount of any refund of Taxes shall be net of any Taxes imposed by any Taxing Authority on, related to, or attributable to, the receipt of or accrual of such refund, including any Taxes imposed by way of withholding or offset.

“Restricted Period” shall mean the period which begins on the Distribution Date and ends two (2) years thereafter.

“Reviewing Party” shall mean, with respect to a Tax Return, the Party that is not the Preparing Party.

“Separation” shall mean the separation of the Newco Business from the Everest Retained Business and the divestiture of the Newco Business in the manner contemplated by the Distribution Agreement.

“Separation Effective Time” shall have the meaning set forth in the Distribution Agreement.

“Separation Plan” shall have the meaning set forth in the Distribution Agreement.

“Separation Taxes” shall mean those Taxes triggered by, or arising or otherwise incurred as a result of, the Transactions (including any such Taxes resulting from (a) the provision of any guarantees or collateral in connection with the consummation of the Transactions under the Newco Financing and/or the Athena Financing (or any other financing permitted under Section 5.14 of the Merger Agreement) or any other transactions or actions required to be taken pursuant to such financing in connection with the consummation of the Transactions or (b) any payment required pursuant to the terms of any Contract with respect to such financing (excluding any prepayment required as a result of an action taken by a member of the Athena Group or the Newco Group)), and imposed on, or payable by, any member of the Everest Group or the Newco Group, except for (i) any Tax resulting from a breach by any Party of any covenant in this Agreement, (ii) any Tax attributable to any action set out in Section 4.2 or Section 4.3 and (iii) Transfer Taxes.

“Specified Pre-Distribution Period Taxes” shall have the meaning set forth in Section 2.4 of this Agreement.

“Straddle Period” shall mean any taxable year or other taxable period that begins on or before the Distribution Date and ends after the Distribution Date.

“Subsidiary” shall have the meaning set forth in the Merger Agreement.

“Swiss Tax Ruling” shall mean an advance tax ruling from the Federal Tax Administration of Switzerland addressing the Swiss tax consequences of certain aspects of the Transactions.

“Swiss Tax Ruling Request” shall mean any letter filed by Everest (or any of its Affiliates) with the Federal Tax Administration of Switzerland requesting an advance tax ruling regarding certain Swiss tax consequences of the Transactions and any amendment or supplement to such Swiss Tax Ruling Request letter.

“Tax” or “Taxes” shall have the meaning set forth in the Merger Agreement.

“Tax Attribute” shall mean net operating losses; capital losses; research and development deductions, credits and carryovers; general business credits and carryovers; investment tax credit carryovers; earnings and profits; foreign tax credit carryovers; overall foreign losses; previously taxed income; separate limitation losses; and any other losses, deductions, credits or other comparable items that could affect a Tax liability for a past or future taxable period.

“Tax Certificates” shall mean any certificates of officers of Everest, Newco or Athena provided to Skadden, Arps, Slate, Meagher & Flom LLP, KPMG LLP or any other law or accounting firm in connection with the Transactions.

“Tax Contest” shall have the meaning set forth in the Distribution Agreement.

“Tax Expert” shall mean independent Tax counsel of recognized national standing or a nationally recognized independent public accounting firm, in either case, with experience in the tax area(s) involved or at issue.

“Tax Item” shall mean any item of income, gain, loss, deduction, or credit.

“Tax Legal Requirement” shall mean the law of any Taxing Authority or political subdivision thereof relating to any Tax.

“Tax Materials” shall have the meaning set forth in Section 4.1(a) of this Agreement.

“Tax Opinion” shall mean any written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, KPMG LLP or any other law or accounting firm, regarding certain tax consequences of certain transactions executed as part of the Transactions.

“Tax Records” shall have the meaning set forth in Section 8.1 of this Agreement.

“Tax-Related Losses” shall mean (i) all Taxes (including interest and penalties thereon) imposed pursuant to any settlement, Final Determination, judgment or otherwise, (ii) all accounting, legal and other professional fees, and court costs incurred in connection with Taxes or Tax Contests, as well as any other out-of-pocket costs incurred in connection with Taxes or Tax Contests; and (iii) all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by Everest (or any of its Affiliates) or Newco (or any of its Affiliates) in respect of the liability of stockholders, whether paid to stockholders or to the IRS or any other Taxing Authority, in each case, resulting from the failure of any transaction to have the Intended Tax Treatment.

“Tax Return” shall have the meaning set forth in the Merger Agreement.

“Taxing Authority” shall have the meaning set forth in the Merger Agreement.

“Transactions” shall mean, collectively, the Separation, Internal Restructuring, Newco Contribution, Distribution, and Merger.

“Transfer Taxes” shall mean any sales, use, transfer, conveyance, ad valorem, stamp, stamp duty, recording or other similar Tax, fee or charge imposed by any Governmental Body upon the sale, transfer or assignment of real, personal, tangible or intangible property or any interest therein pursuant to the Distribution Agreement, the Separation Plan, or the Merger Agreement, or upon the recording of any such sale, transfer or assignment, together with any interest, additions or penalties in respect thereof.

“Treasury Regulations” shall have the meaning set forth in the Merger Agreement.

“Unqualified Tax Opinion” shall mean a “will” opinion, without substantive qualifications, of a nationally recognized law or accounting firm, to the effect that a transaction will not affect the Intended Tax Treatment of the Transactions. Any such opinion must assume that the Transactions would have qualified for the Intended Tax Treatment if the transaction in question did not occur.

ARTICLE II

PAYMENTS AND TAX REFUNDS

Section 2.1 Responsibility of Everest. Everest shall pay and be responsible for (without duplication) (a) any and all Taxes imposed on or payable by any member of the Newco Wholly Owned Group for all Pre-Distribution Periods, (b) any and all Taxes imposed on or payable by any member of the Everest Wholly Owned Group, (c) any Taxes imposed on Newco or any member of the Newco Group under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Legal Requirement) as a result of Newco or any such member having been included as part of an Everest Consolidated Tax Return (or any similar consolidated or combined Tax Return under any similar provision of state, local or non-U.S. Tax Legal Requirement), (d) any and all Transfer Taxes and/or Separation Taxes not allocated to Newco pursuant to Section 2.3, and (e) any and all Specified Pre-Distribution Period Taxes not allocated to Newco pursuant to Section 2.4, excluding, in the case of clauses (a) and (b), any such Taxes that are Taxes of the entities set forth on Schedule 2.2(c).

Section 2.2 Responsibility of Newco(a) . Newco shall pay and be responsible for (without duplication) (a) any and all Taxes that are attributable to the Newco Business for all Post-Distribution Periods (in each case, imposed on or payable by a member of the Everest Wholly Owned Group or Newco Wholly Owned Group), (b) any and all Taxes imposed on or payable by any member of the Newco Wholly Owned Group for all Post-Distribution Periods, (c) any and all Taxes of the Entities set forth on Schedule 2.2(c) for all Post-Distribution Periods, (d) any and all Taxes allocated to Newco pursuant to Section 2.3, and (e) any and all Taxes allocated to Newco pursuant to Section 2.4.

Section 2.3 Separation and Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, Newco shall pay and be responsible for (x) any and all Transfer Taxes, and (y) any and all Incremental Separation Taxes; provided that Newco shall not be responsible for Taxes described in the foregoing clauses (x) and (y), in the aggregate, in excess of $12,000,000 (reduced by the Final Tax Amount).

Section 2.4 Specified Pre-Distribution Period Taxes. Newco shall pay and be responsible for (x) any and all Taxes imposed on or payable by the Entities set forth on Schedule 2.2(c) for all Pre-Distribution Periods and (y) any and all Taxes for which a member of the Newco Wholly Owned Group is liable that are attributable to an equity interest in a Newco JV Entity for all Pre-Distribution Periods (determined in accordance with the principles of Section 2.5) (any such Taxes described in the foregoing clause (x) and clause (y), “Specified Pre-Distribution Period Taxes”); provided, that Newco shall not be responsible for Specified Pre-Distribution Period Taxes in excess of (A) $12,000,000 plus (B) any estimated Tax payments made both (i) prior to the Separation Effective Time for Specified Pre-Distribution Period Taxes described in clause (x) and (ii) with respect to Taxable periods for which Tax Returns have not been filed as of the Separation Effective Time.

Section 2.5 Straddle Period Tax Allocation. Everest and Newco shall take all commercially reasonable actions necessary or appropriate to close the taxable year of Newco and each member of the Newco Group for all Tax purposes as of the close of the Distribution Date to the extent permitted by applicable Legal Requirement. If applicable Legal Requirement does not permit Newco or a member of the Newco Group, as the case may be, to close its taxable year on the Distribution Date, then the allocation of income or deductions required to determine any Taxes or other amounts attributable to the portion of the Straddle Period ending on, or beginning after, the Distribution Date shall be made by means of a closing of the books and records of Newco or such member of the Newco Group as of the close of the Distribution Date, except that in the case of any such Taxes attributable to an equity interest in any partnership or other “flowthrough” entity or controlled foreign corporation, the Taxes of the relevant owner of such equity interest shall be determined as if the taxable period of such partnership or other “flowthrough” entity or controlled foreign corporation ended as of the close of business on the Distribution Date; provided that both (i) exemptions, allowances, or deductions that are calculated on an annual or periodic basis, and (ii) property Taxes or other non-Income Taxes that are calculated on an annual or periodic basis and not assessed with respect to a transaction or series of transactions, shall, in each case, be allocated between such portions in proportion to the number of days in each such portion. For the avoidance of doubt, nothing in this Section 2.5 shall require Everest or Newco to cause a change in taxable year of any member of the Newco Group.

Section 2.6 Allocation of Employment Taxes. Notwithstanding anything to the contrary herein, Liability for Employment Taxes shall be governed by the Employee Matters Agreement.

Section 2.7 Tax Refunds.

(a) Everest shall be entitled to (i) all Refunds of Taxes the liability for which is allocated to Everest pursuant to this Agreement (it being understood that any estimated Tax payments made both (x) prior to the Separation Effective Time for such Taxes and (y) with respect to Taxable periods for which Tax Returns have not been filed as of the Separation Effective Time shall be treated as a Refund for this purpose) and (ii) the Refunds of Taxes set forth on Schedule 2.7(a); provided, Everest shall pay and be responsible for any additional Taxes attributable to the claims set forth on Schedule 2.7(a).

(b) Newco shall be entitled to all Refunds of Taxes the liability for which is allocated to Newco pursuant to this Agreement except the Refunds for Taxes set forth on Schedule 2.7(a).

(c) Newco shall pay to Everest any Refund received by Newco or any member of the Newco Group that is allocable to Everest pursuant to this Section 2.7 no later than five (5) Business Days after the receipt of such Refund. Everest shall pay to Newco any Refund received by Everest or any member of the Everest Group that is allocable to Newco pursuant to this Section 2.7 no later than five (5) Business Days after the receipt of such Refund. For purposes of this Section 2.7(c), any Refund that arises as a result of an offset, credit or other similar benefit in respect of Taxes other than a receipt of cash shall be deemed to be received on the date on which payment of the Tax that would have otherwise been paid absent such offset, credit or other similar benefit is due (taking into account any applicable extensions). To the extent that the amount of any Refund in respect of which a payment was made under this Section 2.7 is later reduced by a Taxing Authority or in a Tax Contest, such reduction shall be allocated to the Party to which such Refund was allocated pursuant to this Section 2.7 and an appropriate adjusting payment shall be made.

Section 2.8 Tax Benefits. If (a) one Party is responsible for a Tax pursuant to this Agreement and (b) the other Party is entitled to a deduction, credit or other Tax benefit relating to such Tax, then the Party entitled to such deduction, credit or other Tax benefit shall pay to the Party responsible for such Tax the amount of any cash Tax savings realized by the entitled Party as a result of such deduction, credit or other Tax benefit, net of any Taxes imposed by any Taxing Authority on, related to, or attributable to, the receipt of or accrual of such Tax benefit, including any Taxes imposed by way of withholding or offset, no later than five (5) Business Days after such cash Tax savings are realized. To the extent that the amount of any Tax benefit in respect of which a payment was made under this Section 2.8 is later reduced by a Taxing Authority or in a Tax Contest, the Party that received such payment shall refund such payment to the Party that made such payment to the extent of such reduction.

Section 2.9 Prior Agreements. Except as set forth in this Agreement and in consideration of the mutual indemnities and other obligations of this Agreement, any and all prior Tax sharing or allocation agreements or practices between any member of the Everest Group and any member of the Newco Group shall be terminated with respect to the Newco Group and the Everest Group as of the Distribution Date. No member of either the Newco Group or the Everest Group shall have any continuing rights or obligations under any such agreement.

Section 2.10 Apportionment of Taxes. For all purposes of this Agreement, but subject to Section 3.10, Everest shall determine in good faith, and in consultation with Newco, which Tax Items are properly attributable to assets or activities of the Newco Business (and in the case of a Tax Item that is properly attributable to both the Newco Business and the Everest Retained Business, the allocation of such Tax Item between the Newco Business and the Everest Retained Business). To the extent that Newco may in good faith disagree with any such apportionment, any disputes shall be resolved by the Tax Expert in accordance with Section 9.1.

ARTICLE III

PREPARATION AND FILING OF TAX RETURNS

Section 3.1 Everest’s Responsibility. Everest shall prepare and file when due (taking into account any applicable extensions), or shall cause to be prepared and filed, any Everest Consolidated Tax Returns and any other Tax Returns required or permitted to be filed by Everest or a member of the Everest Group for any Pre-Distribution Period or Straddle Period. Everest shall be the “Preparing Party” with respect to Tax Returns described in this Section 3.1.

Section 3.2 Newco’s Responsibility. Newco shall prepare and file when due (taking into account any applicable extensions), or shall cause to be prepared and filed, all Tax Returns for any Pre-Distribution Period or Straddle Period required to be filed by or with respect to members of the Newco Group other than those Tax Returns for which Everest is responsible under Section 3.1. Newco shall be the “Preparing Party” with respect to Tax Returns described in this Section 3.2.

Section 3.3 Right To Review Tax Returns. To the extent that the positions taken on any Tax Return (i) reasonably relate to matters for which the Reviewing Party has an indemnification obligation to the Preparing Party, or that may give rise to a Refund to which the Reviewing Party would be entitled under this Agreement or (ii) would reasonably be expected to adversely affect the Tax position of the Reviewing Party, the Preparing Party shall provide a draft of the relevant portion of such Tax Return to the Reviewing Party for its review and comment at least thirty (30) Business Days prior to the due date for such Tax Return (taking into account any applicable extensions). The Reviewing Party shall thereafter have fifteen (15) Business Days to review such portion of such Tax Return and provide reasonable comments, if any, on such portion of such Tax Return to the Preparing Party, provided, however, that the Reviewing Party shall provide any comments it may have to the Preparing Party no later than two (2) Business Days prior to the due date for such Tax Return (taking into account any applicable extensions). The Preparing Party shall modify such portion of such Tax Return before filing such Tax Return to include the Reviewing Party’s reasonable comments, provided, however, that nothing herein shall prevent the Preparing Party from timely filing any such Tax Return. Notwithstanding the foregoing, in the case of an Everest Consolidated Tax Return, the covenants and obligations set forth in this Section 3.3 shall not apply. The Parties shall negotiate in good faith to resolve any disputes relating to the review of a Tax Return pursuant to this Section 3.3. Any disputes that the Parties are unable to resolve shall be resolved by the Tax Expert pursuant to Section 9.1. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or by the Tax Expert) prior to the due date for the filing of any Tax Return (taking into account any applicable extensions), such Tax Return shall be timely filed by the Preparing Party and the Parties agree to amend such Tax Return as necessary to reflect the resolution of such dispute in a manner consistent with such resolution.

Section 3.4 Canadian Income Tax Returns. Notwithstanding Section 3.2, in the case of each Tax Return required to be filed by any member of the Newco Group with any Canadian Taxing Authority for any Pre-Distribution Period or Straddle Period that reflects the Intended Tax Treatment, Everest shall direct the preparation of the portion of such Tax Return that reflects such treatment. The provisions of Section 3.3 relating to providing draft Tax Returns and providing and incorporating comments with respect thereto shall apply to the portion of any Canadian Income Tax Return prepared at Everest’s direction pursuant to this Section 3.4, mutatis mutandis, as if Everest were the “Preparing Party.”

Section 3.5 Cooperation. The Parties shall provide, and shall cause their Subsidiaries to provide, assistance and cooperation to one another in accordance with Article VII with respect to the preparation and filing of Tax Returns, including providing information required to be provided in Article VIII.

Section 3.6 Tax Reporting Practices. With respect to any Tax Return required to be filed by Newco under Section 3.2, such Tax Return shall be prepared in a manner (i) consistent with past practices, accounting methods, elections and conventions (“Past Practices”) used by Everest in preparing similar Tax Returns (unless there is no Reasonable Basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no Reasonable Basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by Newco; and (ii) that, to the extent consistent with clause (i), minimizes the overall amount of Taxes due and payable on such Tax Return for all of the Parties by cooperating in making such elections or applications for group or other relief or allowances available in the taxing jurisdiction in which such Tax Return is filed; provided, that making such election or application for group or other relief or allowances available in the taxing jurisdiction in which such Tax Return is filed does not have a disproportionate and adverse effect on such Party. Newco shall not take any action inconsistent with the assumptions (including items of income, gain, deduction, loss and credit) made in determining all estimated or advance payments of Taxes on or prior to the Distribution Date. In addition, Newco shall not be permitted, and shall not permit any member of the Newco Group, to make a change in any of its methods of accounting for Tax purposes that is reasonably likely to adversely affect Everest’s liability for Taxes for any Pre-Distribution Periods or Straddle Periods until all applicable statutes of limitations for all Pre-Distribution Periods and Straddle Periods have expired, unless otherwise required by applicable Tax Legal Requirement.

Section 3.7 Reporting of Transactions. Everest, Athena and Newco shall timely file any appropriate information and statements (including as required by Section 6045B of the Code and Section 1.355-5 of the Treasury Regulations and, to the extent applicable, Section 1.368-3 of the Treasury Regulations) to report each step of the Transactions in accordance with the Intended Tax Treatment.

Section 3.8 Payment of Taxes.

(a) With respect to any Tax Return required to be filed pursuant to this Agreement, the Preparing Party shall remit or cause to be remitted to the applicable Taxing Authority in a timely manner any Taxes due in respect of any such Tax Return. The obligation to make payments pursuant to this Section 3.8(a) shall not affect a Party’s right, if any, to receive payments under Article V or otherwise be indemnified with respect to that Tax liability.

(b) In the case of any Tax Return for which the Party that is not the Preparing Party is obligated pursuant to this Agreement to pay all or a portion of the Taxes reported as due on such Tax Return, the Preparing Party shall notify the other Party, in writing, of its obligation to pay such Taxes and, in reasonably sufficient detail, its calculation of the amount due by such other Party and the Party receiving such notice shall pay such amount to the Preparing Party upon the later of two (2) Business Days prior to the date on which such payment is due and fifteen (15) Business Days after the receipt of such notice.

Section 3.9 Amended Returns and Carrybacks.

(a) Newco shall not, and shall not permit any member of the Newco Group to, file or allow to be filed any amended Tax Return or request for an Adjustment for any Pre-Distribution Period or Straddle Period without the prior written consent of Everest, such consent not to be unreasonably withheld, conditioned or delayed.

(b) Except as required by applicable Tax Legal Requirement, Everest shall not, and shall not permit any member of the Everest Group to, file or allow to be filed any amended Tax Return or request for an Adjustment for any Pre-Distribution Period or Straddle Period if the result would be to materially increase any liability of Newco or any member of the Newco Group (other than any such increase to the extent attributable to an adjustment to a Tax Attribute) either (i) under this Agreement or (ii) for a Post-Distribution Period, in each case without the prior written consent of Newco, such consent not to be unreasonably withheld, conditioned or delayed.

(c) Except as prohibited by applicable Tax Legal Requirements, Newco shall, and shall cause each member of the Newco Group to, make any available elections to waive the right to carry back any Tax Attribute from a taxable period or portion thereof ending after the Distribution Date to a taxable period or portion thereof ending on or before the Distribution Date.

(d) Except as prohibited by applicable Tax Legal Requirements, Newco shall not, and shall cause each member of the Newco Group not to, make any affirmative election to carry back any Tax Attribute from a taxable period or portion thereof ending after the Distribution Date to a taxable period or portion thereof ending on or before the Distribution Date, without the prior written consent of Everest, such consent to be exercised in Everest’s sole and absolute discretion.

(e) If Newco has complied with Section 3.9(c) and Section 3.9(d) and pursuant to applicable Tax Legal Requirements a Tax Attribute is nevertheless carried back from a taxable period or portion thereof ending after the Distribution Date to a taxable period or portion thereof ending on or before the Distribution Date, then Everest will cooperate with Newco in seeking from the appropriate Taxing Authority such Refund as reasonably would result from such carry back and, to the extent such Refund is directly attributable to such carry back and allocable to Newco pursuant to Section 2.7, Everest shall pay to Newco the amount of such Refund received by Everest or any member of the Everest Group no later than five (5) Business Days after the receipt of such Refund.

(f) Receipt of consent by Newco or a member of the Newco Group from Everest pursuant to the provisions of this Section 3.9 shall not limit or modify Newco’s continuing indemnification obligation pursuant to Article V.

Section 3.10 Tax Attributes.

(a) Everest and Newco shall work together and cooperate in accordance with Article VII to make determinations regarding the existence and the amount of the Tax Attributes to which a member of the Newco Group is entitled after the Distribution Date; provided, however, that such determinations shall be made in a manner that is (i) consistent with Past Practices; (ii) in accordance with the rules prescribed by applicable Legal Requirement, including the Code and the Treasury Regulations; (iii) consistent with the Tax Certificates and the Intended Tax Treatment; and (iv) reasonably determined by Everest to minimize the aggregate cash Tax liability of the Everest Group; provided, however, that (x) nothing in this Agreement shall require Everest to make any of its own determinations or otherwise create any Tax Records with respect to Tax Attributes and (y) Newco shall reimburse Everest for any out-of-pocket expenses (including accounting, legal, and other professional fees) incurred by Everest in connection with the foregoing.

(b) To the extent that the amount of any Tax Attribute is later reduced or increased by a Taxing Authority or Tax Contest, such reduction or increase shall be allocated to the Party to which such Tax Attribute was allocated pursuant to Section 3.10(a).

ARTICLE IV

TAX-FREE STATUS OF THE DISTRIBUTION

Section 4.1 Representations and Warranties.

(a) Everest, on behalf of itself and all other members of the Everest Group, hereby represents and warrants that (i) it has examined the Dutch Tax Ruling, each submission to the Tax and Customs Administration of the Netherlands in connection with the Dutch Tax Ruling, including the Dutch Tax Ruling Request, the Swiss Tax Ruling, each submission to the Federal Tax Administration of Switzerland in connection with the Swiss Tax Ruling, including the Swiss Tax Ruling Request, the Tax Opinions, the Separation Plan, the Tax Certificates and any other materials delivered or deliverable in connection with the rendering of the Tax Opinions and the creation of the Separation Plan (collectively, the “Tax Materials”), (ii) the facts presented and representations made therein, to the extent descriptive of or otherwise relating to Everest or any member of the Everest Group or the Everest Retained Business, were, at the time presented or represented and from such time until and including the Separation Effective Time, true, correct, and complete in all material respects and (iii) it has delivered copies of all Tax Materials delineated on Schedule 4.1(a) to Athena. Everest, on behalf of itself and all other members of the Everest Group, hereby confirms and agrees to comply with any and all covenants and agreements in the Tax Materials applicable to Everest or any member of the Everest Group or the Everest Retained Business.

(b) Athena, on behalf of itself and all other members of the Athena Group, hereby:

(i) represents and warrants that (1) it has examined the Tax Materials delineated on Schedule 4.1(a), (2) the facts presented and representations made therein, (x) to the knowledge of Athena and to the extent descriptive of or otherwise relating to Newco or any member of the Newco Group or the Newco Business, were, at the time presented or represented and from such time until and including the Separation Effective Time, true, correct, and complete in all material respects and (y) to the extent relating to Athena, descriptive of or otherwise relating to Athena or any member of the Athena Group or the Athena Business (excluding, for the avoidance of doubt, Newco or any member of the Newco Group or the Newco Business), were, at the time presented or represented and from such time until and including the Separation Effective Time, true, correct, and complete in all material respects and (3) it has no plan or intention to (A) modify, reprice, repay, pre-pay, pay down, redeem, retire, defease or otherwise satisfy any portion of the Newco Financing that is outstanding as of the Separation Effective Time (including with proceeds of new third-party indebtedness) (excluding any payments required pursuant to the terms of any Contract with respect to the Newco Financing), (B) take any action which would accelerate a required payment in respect of any portion of the Newco Financing, (C) add any co-borrower to the Newco Financing (provided, that the provision of any guarantees or collateral in connection with the consummation of the Transactions under the Newco Financing and/or the Athena Financing (or any other financing permitted under Section 5.14 of the Merger Agreement) or any other transactions or actions required to be taken pursuant to such financing in connection with the consummation of the Transactions shall not constitute the addition of any co-borrower to the Newco Financing), or (D) cause any portion of the Newco Financing to be assumed by another Person; and

(ii) confirms and agrees to comply with any and all covenants and agreements in the Tax Materials applicable to Newco or any member of the Newco Group or the Newco Business.

(c) Each of Everest, on behalf of itself and all other members of the Everest Group, and Athena, on behalf of itself and all other members of the Athena Group represents and warrants that it knows of no fact (after due inquiry) that may cause the Transactions not to qualify for the Intended Tax Treatment.

(d) Each of Everest, on behalf of itself and all other members of the Everest Group, and Athena, on behalf of itself and all other members of the Athena Group represents and warrants that it has no plan or intent to take any action which is inconsistent with any statements or representations made in the Tax Materials.

Section 4.2 Restrictions on Everest. Everest, on behalf of itself and all other members of the Everest Group, hereby covenants and agrees that no member of the Everest Group will take, fail to take, or to permit to be taken: (i) any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the Tax Materials, or (ii) any action where such action or failure to act would adversely affect, or could reasonably be expected to adversely affect, the Intended Tax Treatment of the Transactions.

Section 4.3 Restrictions on Newco and Athena.

(a) Newco, on behalf of itself and all other members of the Newco Group, and Athena, on behalf of itself and all other members of the Athena Group, each hereby covenant and agree that no member of the Newco Group or the Athena Group, as applicable, will take, fail to take, or to permit to be taken: (i) any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the Tax Materials or this Agreement, or (ii) any action where such action or failure to act adversely affects, or could reasonably be expected to adversely affect, the Intended Tax Treatment of the Transactions.

(b) During the Restricted Period, neither Athena nor Newco:

(i) shall (or shall cause or permit any of its Affiliates to) approve or allow the discontinuance, cessation, or sale or other transfer (to an Affiliate or otherwise) of, or a material change in, any Active Business,

(ii) shall voluntarily dissolve or liquidate itself or any member of the Newco Group (including any action that is a liquidation for U.S. federal income tax purposes),

(iii) shall (or shall cause or permit any of its Affiliates to) (1) enter into any Proposed Acquisition Transaction or, to the extent Athena or Newco has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur, (2) redeem or otherwise repurchase (directly or through an Affiliate) any Athena stock or any Newco stock, or rights to acquire Athena Stock or Newco stock, other than through stock purchases meeting the requirements of section 4.05(1)(b) of Revenue Procedure 96-30, 1996-1 C.B. 696, (3) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the relative voting rights of its capital stock (including through the conversion of any capital stock into another class of capital stock), (4) merge or consolidate Newco or any member of the Newco Group with any other Entity (other than pursuant to the Merger) or (5) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made in the Tax Certificates) (other than any action excluded from the definition of “Proposed Acquisition Transaction” pursuant to the second or third sentences thereof) which in the aggregate (and taking into account the Merger and any other transactions described in this Section 4.3(b)(iii)) would, when combined with any other direct or indirect changes in ownership of Athena capital stock or Newco capital stock pertinent for purposes of Section 355(e) of the Code (including the Merger), have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a forty (40) percent or greater interest in Athena or Newco or would reasonably be expected to result in a failure to preserve the Intended Tax Treatment of the Transactions (it being understood that the only acquisitions relevant for this purpose occurring on or before the Effective Time are those occurring pursuant to the Merger, which do not exceed a 38 percent or greater interest in Newco or any member of the Newco Group);

(iv) shall, or shall cause or permit any member of the Newco Group, to sell, transfer, or otherwise dispose of or agree to, sell, transfer or otherwise dispose (including in any transaction treated for federal income tax purposes as a sale, transfer or disposition) of assets (including, any shares of capital stock of a Subsidiary) that, in the aggregate, constitute more than 20 percent of the consolidated gross assets of Newco or any such member, as applicable. The foregoing sentence shall not apply to (1) sales, transfers, or dispositions of assets in the ordinary course of business, (2) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (3) any assets transferred to an Entity that is disregarded as an entity separate from the transferor for federal income tax purposes or (4) any mandatory or optional repayment (or pre-payment) of any indebtedness of Newco or any member of the Newco Group (subject to clause (v) below). The percentages of gross assets or consolidated gross assets of Newco or a member of the Newco Group, as the case may be, sold, transferred, or otherwise disposed of, shall be based on the fair market value of the gross assets of Newco and the members of the Newco Group as of the Distribution Date. For purposes of this Section 4.3(b)(iv), a merger of Newco or one of its Subsidiaries with and into any Entity that is not a wholly owned Subsidiary of Newco or Athena shall constitute a disposition of all of the assets of Newco or such Subsidiary; and

(v) shall (A) modify, reprice, repay, pre-pay, pay down, redeem, retire, defease or otherwise satisfy any portion of the Newco Financing that is outstanding as of the Separation Effective Time (including with proceeds of new third-party indebtedness) (excluding any payments required pursuant to the terms of any Contract with respect to the Newco Financing), (B) knowingly take any action which would accelerate a required payment in respect of any portion of the Newco Financing, (C) add any co-borrower to the Newco Financing (provided, that the provision of any guarantees or collateral in connection with the consummation of the Transactions under the Newco Financing and/or the Athena Financing (or any other financing permitted under Section 5.14 of the Merger Agreement) or any other transactions or actions required to be taken pursuant to such financing in connection with the consummation of the Transactions shall not constitute the addition of any co-borrower to the Newco Financing), or (D) cause any portion of the Newco Financing to be assumed by another Person.

(c) During the period which begins on the Distribution Date and ends three (3) years thereafter, neither Newco nor Athena:

(i) shall (or shall cause or permit any of its Affiliates to) (A) cease to control Newco Canada 1, Newco Canada 2, or Newco Sub 1 or (B) dispose of any shares of Newco Canada 1, Newco Canada 2, or Newco Sub 1; and

(ii) shall (or shall cause or permit any of its Affiliates to) sell, transfer, or otherwise dispose of any assets, or otherwise take any action (including repayment of Newco Canada 1’s indebtedness owing to Newco Sub 2) that would result in the shares of Newco Canada 1 or Newco Canada 2 having a value that is greater than or equal to ten (10) percent of the equity value of Newco.

(d) Notwithstanding the restrictions imposed by Section 4.3(a), Section 4.3(b) and Section 4.3(c), Athena, Newco or any of their Affiliates may take any of the actions or transactions described therein if Newco either (i) obtains an Unqualified Tax Opinion in form and substance reasonably satisfactory to Everest, (ii) obtains a Post-Distribution Ruling, and Everest shall have received such Post-Distribution Ruling in form and substance reasonably satisfactory to Everest or (iii) obtains the prior written consent of Everest waiving the requirement that Newco obtain an Unqualified Tax Opinion or a Post-Distribution Ruling, such waiver to be provided in Everest’s sole and absolute discretion. Everest’s evaluation of an Unqualified Tax Opinion or a Post-Distribution Ruling may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such opinion or ruling (as applicable). Newco shall bear all costs and expenses of securing any such Unqualified Tax Opinion or Post-Distribution Ruling and shall reimburse Everest for all reasonable out-of-pocket expenses that Everest or any of its Affiliates may incur in good faith in seeking to obtain or evaluate any such Unqualified Tax Opinion or Post-Distribution Ruling. Neither the delivery of an Unqualified Tax Opinion or a Post-Distribution Ruling nor Everest’s waiver of Newco’s obligation to deliver an Unqualified Tax Opinion or a Post-Distribution Ruling shall limit or modify Newco’s continuing indemnification obligation pursuant to Article V.

ARTICLE V

INDEMNITY OBLIGATIONS

Section 5.1 Indemnity Obligations.

(a) Everest shall indemnify and hold harmless Newco from and against, and will reimburse Newco for, (i) all liability for Taxes allocated to Everest pursuant to this Agreement, (ii) all Tax-Related Losses arising out of, based upon, or relating or attributable to any breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the Everest Group pursuant to this Agreement (including but not limited to any of the foregoing contained in Section 4.1 or Section 4.2) or any Tax Materials, (iii) any other Tax-Related Loss resulting (for the avoidance of doubt, in whole or in part) from an acquisition after the Distribution of any stock or assets of Everest (or any Everest Affiliate) by any means whatsoever by any Person, and (iv) any other amounts Everest is required to pay to Newco pursuant to the terms of this Agreement.

(b) Without regard to whether an Unqualified Tax Opinion or Post-Distribution Ruling may have been provided or whether any action is permitted or consented to hereunder and notwithstanding anything else to the contrary contained herein (including Section 4.3(b)(iii)), Newco shall indemnify and hold harmless Everest from and against, and will reimburse Everest for, (i) all liability for Taxes allocated to Newco pursuant to this Agreement, (ii) all Tax-Related Losses arising out of, based upon, or relating or attributable to any breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the Athena Group or Newco Group pursuant to this Agreement (including but not limited to any of the foregoing contained Section 4.1 or Section 4.3) or any Tax Materials (excluding any such breach, inaccuracy, or failure to perform, as the case may be, of the Newco Group that exists or has occurred as of or prior to the Effective Time), (iii) any other Tax-Related Loss resulting (for the avoidance of doubt, in whole or in part) from an acquisition after the Distribution of any stock or assets of Athena or Newco (or any of their respective Affiliates) by any means whatsoever by any Person (other than as a result of the Merger or any repayment of the Newco Financing or Athena Financing required pursuant to the terms of any Contract with respect to such financing (excluding any prepayment required as a result of an action taken by a member of the Athena Group or the Newco Group)), and (iv) any other amounts Newco is required to pay to Everest pursuant to the terms of this Agreement.

(c) To the extent that any Tax-Related Loss is subject to indemnity pursuant to both Section 5.1(a) and Section 5.1(b), each of Everest and Newco shall pay and be responsible for fifty (50) percent of such Tax-Related Loss.

Section 5.2 Indemnification Payments.

(a) Except as otherwise provided in this Agreement, if either Party (the “Indemnitee”) is required to pay to a Taxing Authority a Tax (taking into account, with respect to Tax Contests, all possible extensions and deferrals, including deferrals relating to the choice of venue for Tax Contests) or to another Person a payment in respect of a Tax that the other Party (the “Indemnifying Party”) is liable for under this Agreement the Indemnitee shall notify the Indemnifying Party, in writing, of its obligation to pay such Tax and, in reasonably sufficient detail, its calculation of the amount due by such Indemnifying Party to the Indemnitee, including any other Tax-Related Losses attributable thereto. The Indemnifying Party shall pay such amount, including any other Tax-Related Losses attributable thereto, to the Indemnitee no later than the later of (i) five (5) Business Days prior to the date on which such payment is due to the applicable Taxing Authority or (ii) fifteen (15) Business Days after the receipt of notice from the other Party.

(b) If, as a result of any change or redetermination made with respect to Article II, any amount previously allocated to and borne by one Party pursuant to the provisions of Article II is thereafter allocated to the other Party, then, no later than fifteen (15) Business Days after such change or redetermination, such other Party shall pay to such Party the amount previously borne by such Party which is allocated to such other Party as a result of such change or redetermination.

(c) If an Indemnitee receives a Refund with respect to a Tax Contest for which the Indemnifying Party made an indemnity payment to the Indemnitee pursuant to Section 5.2(a), the Indemnitee shall pay the amount of such Refund to the Indemnifying Party, such payment to the Indemnifying Party not to exceed such indemnity payment, no later than five (5) Business Days after the receipt of such Refund.

Section 5.3 Payment Mechanics.

(a) Subject to Section 10.6, all payments under this Agreement shall be made by Everest directly to Newco and by Newco directly to Everest; provided, however, that if the Parties mutually agree with respect to any such indemnification payment, any member of the Everest Group, on the one hand, may make such indemnification payment to any member of the Newco Group, on the other hand, and vice versa. All indemnification payments shall be treated in the manner described in Section 5.4.

(b) In the case of any payment of Taxes made by a Preparing Party or Indemnitee pursuant to this Agreement for which such Preparing Party or Indemnitee, as the case may be, has received a payment from the other Party, such Preparing Party or Indemnitee shall provide to the other Party a copy of any official government receipt received with respect to the payment of such Taxes to the applicable Taxing Authority (or, if no such official governmental receipts are available, executed bank payment forms or other reasonable evidence of payment).

Section 5.4 Treatment of Payments. The Parties agree that any payment made among the Parties pursuant to this Agreement shall be treated, to the extent permitted by law, for all U.S. federal income tax purposes as either (i) a non-taxable contribution by Everest to Newco, or (ii) a distribution by Newco to Everest, in each case, made immediately prior to the Distribution. Any Tax indemnity payment made by a Party under this Agreement shall be increased as necessary so that after making all payments in respect to Taxes imposed on or attributable to such indemnity payment, the recipient Party receives an amount equal to the sum it would have received had no such Taxes been imposed; provided, that the recipient Party shall first reasonably cooperate with the paying Party to reduce and/or eliminate any such increase to a Tax indemnity payment (provided, that the recipient Party shall be permitted to use such payment for any purpose in its sole discretion to the extent the recipient Party has paid the underlying liability for which the Tax indemnity payment is made).

ARTICLE VI

TAX CONTESTS

Section 6.1 Notice. Each Party shall notify the other Party in writing within ten (10) Business Days after receipt by such Party or any member of its Group of a written communication from any Taxing Authority with respect to any Tax Contest concerning any Taxes for which the other Party may be liable pursuant to this Agreement.

Section 6.2 Control of Tax Contests by Everest. Everest shall have the sole responsibility and right to control the prosecution of any Tax Contest, including the exclusive right to communicate with agents of the applicable Taxing Authority and to control, resolve, settle, or agree to any deficiency, claim, or adjustment proposed, asserted, or assessed in connection with or as a result of any such Tax Contest, other than Newco Controlled Tax Contests and Intended Tax Treatment Tax Contests (collectively, “Everest Controlled Tax Contests”). For the avoidance of doubt, Tax Contests related to the claims set forth on Schedule 2.7(a) shall be Everest Controlled Tax Contests.

Section 6.3 Control of Tax Contests by Newco. Newco shall have the sole responsibility and right to control the prosecution of any Tax Contest, including the exclusive right to communicate with agents of the applicable Taxing Authority and to control, resolve, settle, or agree to any deficiency, claim, or adjustment proposed, asserted, or assessed in connection with or as a result of any such Tax Contest, that relates exclusively to Taxes for which Newco is responsible pursuant to Section 2.2 (collectively, “Newco Controlled Tax Contests”).

Section 6.4 Tax Contests Related to Intended Tax Treatment. Notwithstanding Section 6.2 or Section 6.3, Everest shall have the right to control the prosecution of any Tax Contest that relates to the Intended Tax Treatment with respect to which Everest or Newco could potentially be liable (collectively, “Intended Tax Treatment Tax Contests”); provided, that (x) Everest shall keep Newco reasonably informed with respect to any Intended Tax Treatment Tax Contest (including by promptly providing Newco with copies of written notices, material correspondence and other documents received by Everest relating to such Intended Tax Treatment Tax Contest), (y) Newco (at its sole expense) shall be entitled to participate in such

Intended Tax Treatment Tax Contest, including, for the avoidance of doubt, with respect to decisions regarding the choice of venue for such Intended Tax Treatment Tax Contest (and Everest shall take any actions and execute any documents necessary to permit Newco to so participate), and (z) Everest shall not settle such Tax Contest without Newco’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). With respect to any Intended Tax Treatment Tax Contest in which Newco elects to participate: (a) Everest shall provide Newco with a reasonable opportunity to comment on any draft correspondence or filings Everest proposes to make or submit to any Taxing Authority in connection with such Tax Contest; (b) Everest shall take into account Newco’s reasonable comments in connection with any draft correspondence or filings described in the foregoing clause (a); and (c) Everest shall permit Newco to attend any meetings (whether in person or by teleconference) with the Taxing Authorities concerning such Tax Contest.

Section 6.5 Obligation of Continued Notice. During the pendency of any Tax Contest or threatened Tax Contest, each of the Parties shall provide prompt notice to the other Party of any written communication received by it or a member of its respective Group from a Taxing Authority regarding any Tax Contest for which it is indemnified by the other Party hereunder or for which it may be required to indemnify the other Party hereunder. Such notice shall include copies of the pertinent portion of any written communication from a Taxing Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Taxing Authority in respect of any such matters. Such notice shall be provided in a timely fashion; provided, however, that in the event that timely notice is not provided, a Party shall be relieved of its obligation to indemnify the other Party only to the extent that such delay results in actual increased costs or actual prejudice to such other Party.

Section 6.6 Settlement Rights. Unless waived by the Parties in writing, in connection with any potential adjustment or settlement in a Tax Contest (including any Intended Tax Treatment Tax Contest) as a result of which adjustment or settlement the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement: (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment or settlement in such Tax Contest; (ii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Taxing Authority or judicial authority in connection with such potential adjustment or settlement in such Tax Contest; and (iii) the Controlling Party shall defend such Tax Contest diligently and in good faith. The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent the Non-Controlling Party is prejudiced thereby, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

ARTICLE VII

COOPERATION

Section 7.1 General.

(a) Each Party shall fully cooperate, and shall cause all members of such Party’s Group to fully cooperate, with all reasonable requests in writing from the other Party, or from an agent, representative or advisor to such Party, in connection with (i) the preparation and filing of any Tax Return, claims for Refunds, the conduct of any Tax Contest, making determinations regarding Tax Attributes and calculations of amounts required to be paid pursuant to this Agreement, in each case, related or attributable to or arising in connection with Taxes of either Party or any member of either Party’s Group covered by this Agreement and the establishment of any reserve required in connection with any financial reporting and (ii) Newco obtaining a Post-Distribution Ruling or an Unqualified Tax Opinion, in each case, pursuant to Section 4.3(d) (each, a “Tax Matter”). Such cooperation shall include the provision of any information reasonably necessary or helpful in connection with a Tax Matter and shall include, without limitation, at each Party’s own cost:

(i) the provision of any Tax Returns of either Party or any member of either Party’s Group, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities; and

(ii) the execution of any document (including any power of attorney) in connection with any Tax Contest of either Party or any member of either Party’s Group, or the filing of a Tax Return or a Refund claim of either Party or any member of either Party’s Group.

Each Party shall make its employees and facilities available, without charge, on a mutually convenient basis to facilitate such cooperation.

Section 7.2 Consistent Treatment. Unless and until there has been a Final Determination to the contrary, each Party agrees not to take any position on any Tax Return, in connection with any Tax Contest or otherwise, that is inconsistent with (a) the treatment of payments between the Everest Group and the Newco Group as set forth in Section 5.4, (b) the Intended Tax Treatment or (c) the matters set forth on Schedule 7.2 hereto.

ARTICLE VIII

RETENTION OF RECORDS; ACCESS

Section 8.1 Retention of Records. For so long as the contents thereof may become material in the administration of any matter under applicable Tax Legal Requirement, but in any event until the later of (i) sixty (60) days after the expiration of any applicable statutes of limitation (including any waivers or extensions thereof) and (ii) seven years after the

Distribution Date, the Parties shall retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns (collectively, “Tax Records”) in respect of Taxes of any member of either the Everest Group or the Newco Group for any Pre-Distribution Period, Straddle Period, or Post-Distribution Period or for any Tax Contests relating to such Tax Returns. At any time after the Distribution Date that the Everest Group proposes to destroy such records or documents, it shall first notify the Newco Group in writing and the Newco Group shall be entitled to receive such records or documents proposed to be destroyed. At any time after the Distribution Date that the Newco Group proposes to destroy such records or documents, it shall first notify the Everest Group in writing and the Everest Group shall be entitled to receive such records or documents proposed to be destroyed. The Parties shall notify each other in writing of any waivers or extensions of the applicable statute of limitations that may affect the period for which the foregoing records or other documents must be retained.

Section 8.2 Access to Tax Records. The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession and shall permit the other Party and its Affiliates, authorized agents and representatives and any representative of a Taxing Authority or other Tax auditor direct access, during normal business hours upon reasonable notice, to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items pursuant to this Agreement. The Party seeking access to the records of the other Party shall bear all costs and expenses associated with such access, including any professional fees; provided, however, that if the access to Tax Records pursuant to this Section 8.2 results in a Refund, Tax benefit or other reduction in Taxes to the Party providing such access, the Party providing access shall reimburse the Party seeking access for the providing Party’s allocable portion of the costs and expenses of the Party seeking access, based on the amount of Refund, Tax benefit or other reduction in Taxes realized by the Party providing access.

ARTICLE IX

DISPUTE RESOLUTION

Section 9.1 Dispute Resolution Mechanics. The Parties shall attempt in good faith to resolve any disagreement arising with respect to this Agreement, including any dispute in connection with a claim by a third party (a “Dispute”). Either Party may give the other Party written notice of any Dispute not resolved in the normal course of business. If the Parties cannot agree within thirty (30) Business Days following the date on which one Party gives such notice, then the Dispute shall be referred to a Tax Expert acceptable to each of the Parties to act as an arbitrator in order to resolve the Dispute. If the Parties are unable to agree upon a Tax Expert within ten (10) Business Days, the Tax Expert selected by Everest and the Tax Expert selected by Newco shall jointly select a Tax Expert that will resolve the Dispute. Such Tax Expert shall be empowered to resolve the Dispute, including by engaging nationally recognized law firms, accountants and other experts. The Tax Expert chosen to resolve the Dispute shall furnish written notice to the Parties of its resolution of such Dispute as soon as practicable, but in no event later than forty-five (45) Business Days after its acceptance of the matter for resolution. Any such resolution by the Tax Expert shall be conclusive and binding on the Parties. The fees and expenses of the Tax Expert shall be allocated between the Parties in the same proportion that the aggregate amount of disputed items that were determined in favor of the other Party (as finally determined by the Tax Expert) bears to the total amount of disputed items submitted by the Parties.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1 Certain Provisions Incorporated By Reference. The provisions of Sections 8.1, 8.6, 8.9, 8.12, 8.13, 8.14, 8.15, and 8.19 of the Distribution Agreement are hereby incorporated by reference mutatis mutandis.

Section 10.2 Successors. This Agreement shall be binding on and inure to the benefit of any successor by merger, acquisition of assets, or otherwise, to any of the parties hereto (including without limitation any successor of Everest or Newco succeeding to the Tax Attributes of either under Section 381 of the Code), to the same extent as if such successor had been an original party to this Agreement.

Section 10.3 Conflicting Agreements. In the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of the Distribution Agreement, this Agreement shall control with respect to the subject matter thereof.

Section 10.4 Interest on Late Payments. With respect to any payment between the Parties pursuant to this Agreement not made by the due date set forth in this Agreement for such payment, the outstanding amount will accrue interest at a rate per annum equal to the rate in effect for underpayments under Section 6621 of the Code from such due date to and including the payment date.

Section 10.5 Application to Present and Future Subsidiaries. This Agreement is being entered into by Everest and Newco on behalf of themselves and the members of their respective Groups. This Agreement shall constitute a direct obligation of each such Party and shall be deemed to have been readopted and affirmed on behalf of any entity that becomes a Subsidiary of Everest or Newco in the future.

Section 10.6 Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party without the prior written consent of the other Parties shall be void and of no effect.

Section 10.7 No Fiduciary Relationship. The duties and obligations of the Parties, and their respective successors and permitted assigns, contained herein are the extent of the duties and obligations contemplated by this Agreement; nothing in this Agreement is intended to create a fiduciary relationship between the Parties hereto, or any of their successors and permitted assigns, or create any relationship or obligations other than those explicitly described.

Section 10.8 Further Assurances. Subject to the provisions hereof, the Parties hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

Section 10.9 Survival. Notwithstanding any other provision of this Agreement to the contrary, all representations, covenants and obligations contained in this Agreement shall survive until the expiration of the applicable statute of limitations with respect to any such matter (including extensions thereof).

Section 10.10 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as Federal Express), two (2) Business Days after mailing; (c) if sent by facsimile transmission or e-mail before 5:00 p.m. Eastern Time, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail after 5:00 p.m. Eastern Time and receipt is confirmed, on the following Business Day; or (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

if to Athena or Newco:

Apergy Corporation

2445 Technology Forest Blvd., 12th Floor

The Woodlands, TX 77381

Attn: General Counsel

Email: general.counsel@apergy.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn:	Michael J. Aiello

Sachin Kohli

Email:	michael.aiello@weil.com

sachin.kohli@weil.com

Fax:	(212) 310-8007

Weil, Gotshal & Manges LLP

2001 M Street

NW, Suite 600

Washington, DC 20036

Attn: Joseph M. Pari

Graham Magill

Email:	joseph.pari@weil.com

graham.magill@weil.com

Fax:	(202) 857-0940

if to Everest:

c/o Ecolab Inc.

1 Ecolab Place

Saint Paul, MN 55102

Attn: General Counsel

Email: general.counsel@ecolab.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Attn:	Charles W. Mulaney, Jr.

Richard C. Witzel, Jr.

155 N. Wacker Drive, Suite 2700

Chicago, IL 60606

Email:	charles.mulaney@skadden.com

rich.witzel@skadden.com

Fax:	(312) 407-0411

Skadden, Arps, Slate, Meagher & Flom LLP

Attn:	Steven J. Matays

4 Times Square

New York, New York 10036

Email:	steven.matays@skadden.com
Fax:	(212) 735-2372

Section 10.11 Effective Date. This Agreement shall become effective only upon the occurrence of the Distribution.

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IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.

APERGY CORPORATION

By:	/s/ Julia Wright
Name: Julia Wright
Title: Senior Vice President, General Counsel & Secretary

ECOLAB INC.

By:	/s/ Douglas M. Baker
Name: Douglas M. Baker
Title: Chairman of the Board and Chief Executive Officer

CHAMPIONX HOLDING INC.

By:	/s/ Deric D. Bryant
Name: Deric D. Bryant
Title: President and Chief Executive Officer